China Digital Communication Group
Number 2222 Jin Tian Road
An Lian Building 15th Floor A-01 and A-02
Futian Schenzhen China
86-755-2698-3767

April 25, 2008

Via EDGAR and FedEx

Mr. Gary Todd
Mail Stop 6010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	China Digital Communication Group
Form 10-KSB/A for the year ended December 31, 2006
Filed October 9, 2007
File No. 000-49715

Dear Mr. Todd:

We are in receipt of your comment letter dated December 28, 2007 regarding the above referenced filings and in response to our October 9, 2007 response letter. As requested in your letter, we provide responses to the questions raised by staff. For convenience, the matters are listed below, followed by the Company’s responses:

From 10-KSB/A for the fiscal year ended December 31, 2004

Item 8A. Controls and Procedures, page 14

1.
Given the magnitude and scope of the errors leading to restatement of the financial statements for all periods since purchase of Billion it does not appear appropriate to conclude that the disclosure controls and procedures are effective. Please revise the conclusion or provide us a comprehensive analysis to support any assertion that controls and procedures are effective.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), as of December 31, 2004. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were ineffective.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

2.	Please revise to refer to the restatement in the audit report.

Our auditor has revised the report accordingly.

3.
Please file an amendment which provides an audit report for the year ended December 31, 2003, as required by Article 2 of Regulation S-X. Please note that if an audit report required to be filed includes reference to another accountant’s report, the separate report of the other accountant must also be included in the filing.

The Company’s auditor for the fiscal year ended December 31, 2003 was Moores, Rowland, Mazars, LLP. Moores, Rowland, Mazars, LLP was acquired by Grant Thornton, Hong Kong. As such, we have been unable to communicate with the partners of Moores, Rowland, Mazars, LLP and therefore unable to obtain an audit report for the year ended December 31, 2003 in accord with this comment.

Notes to Financial Statements

Note H. Stock Purchase Business Combination, page F-15

4.
Please revise to fully disclose the restated components of the purchase price of $12,524,884, including the amount attributed to cash, equity shares, direct costs, etc. Please also include a discussion of how you valued the common shares issued and the basis for determining that value. Please also disclose the amount and nature of any direct costs included in the purchase price. Refer to paragraph 51 of SFAS 141.

Here are the components of the purchase price of $12,524,884 million

Total cash paid for the acquisition of Billion	$1,500,000
4,566,210 shares issued for the acquisition of Billion at $1.70 per share	7,762,557
1,919,016 shares issued as guarantee fees related to Billion at $1.70 per share	3,262,327
Total Investment Cost	$12,524,884

The Company used the quoted market price as of November 15, 2004, which is the earlier of the date of issuance and the closing date of the acquisition, to determine the cost of the shares issued for the acquisition of Billion and for the guarantee fees related to the acquisition of Billion.

5.
Please also revise to disclose the factors lending to a purchase price resulting in significant goodwill. Your disclosure should focus on the business reasons for a purchase price in excess of fair value of the net assets acquired, not the mechanics of the purchase price allocation. Refer to paragraph 51(b) and 58 (a) of SFAS 141.

Prior to the acquisition of Billion, the Company did not have significant revenue or business. The acquisition of Billion not only helped the Company establish a new business but also allowed the Company to gain access to one of the fastest growing economy in the world, China.

E’Jenie, a leader in the manufacturer of battery shell industry in China, was in an industry where the demand for lithium batteries was projected to increase for several more years from the date of acquisition. E’Jenie was not only profitable in the past but would also generate positive cash flow to the Company for many years. The Company also believed that with the existing technology, E’Jenie could eventually begin to produce both lithium batteries and shells.

The Company had to pay a premium based on the above reasons to entice the shareholders of Billion to sell their shares.

6.
Please also revise to discuss how you determined the fair value of the identifiable intangible assets. This discussion should be address methods, models and assumptions. Please note that if you refer to the work of a valuation expert you will be required to include the consent of that expert in your filing.

The Company hired an outside consultant and in accordance with SFAS 141, the consultants arrived at the valuation for the intangible assets utilizing an income approach, specifically the discounted cash flow method. They have determined that the value of the customer relationship, design and proprietary technology could be attributable to the future revenue the Company can expect to generate as a result of their intangible assets.

We have also enclosed a copy of their consent letter.

Note O. Restatement, page F-207

7.
Please revise to disclose each separate adjustment made to the financial statements and the impact on each line item of the financial statements. You should show the originally reported balances, the effect of each individual restatement adjustment and the “as restated balances. Please also describe and quantify any other changes or reclassifications made in connection with the restatements.

We have revised the report accordingly.

8.
As a related matter, you should provide clear narrative explaining the specific reasons for, and the financial impact of, each individual restating adjustment. In that regard, you should provide separate discussion of the restatements for the error in valuation of the common shares, the incorrect acquisition date, the failure to appropriately identify intangible assets and any other registered item. In addition, please explain the adjustments that resulted in the changes to net revenue and cost of revenue for 2004 and the loan from related party.

We have revised the report accordingly.

Exhibits

9.
We do not see where you have filed the required certifications of your principal officers as Exhibits 31.1 and 31.2. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(21) of Regulation S-K. Please also provide the Sarbanes-Oxley Section 906 certifications.

We have filed the required certifications of our principal officers as Exhibits 31.1 and 31.2.

Form 10-KSB/A for the fiscal year ended December 31, 2005

Item 8A. Controls and Procedures, page 17

10.
Given the magnitude and scope of the errors leading to restatement of the financial statements for all periods since purchase of Billion it does not appear appropriate to conclude that disclosure controls and procedures are effective. Please revise the conclusion or provide us a comprehensive analysis to support any assertion that controls and procedures are effective.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), as of December 31, 2005. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were ineffective.

Consolidated Financial Statements

Note C. Goodwill and Intangible Assets (Restated)

11.	We see that you recorded impairment to goodwill the year ended December 31, 2005. Please revise to provide the disclosures required by paragraph 47 of SFAS and 142, including:

•
A description of the facts and circumstances leading to the impairment. This discussion should focus on the business and operational factors that led to the impairment, including how the prospects and expectations changed from when the goodwill was originally recorded;

•	The amount of the impairment loss and the method of determining the fair value of the associated reporting unit;

•	If the loss has not yet been finalized, that fact and the reasons therefore,

The Company while evaluating the business found that it might not be able to attain the projected revenue in future years due to increased competition and also increase in the cost of raw materials. The Company then concluded that there was an impairment as to the carrying value of goodwill as of December 31, 2005. The Company evaluated the value of the subsidiary based upon market value and expected present value of future cash flows and recorded an impairment of $1,213,843.

Restatements, page F-22

12.
Please revise to disclose each separate adjustment made to the financial statements and the impact on each line item of the financial statements. You should show the originally reported balances, the effect of each individual restatement adjustment and the “as restated” balances. Please also describe and quantify any other changes or reclassifications made in connection with the restatements.

We have revised the report accordingly.

13.
As a related matter, you should provide clear narrative explaining the specific reasons for and the financial impact of, each individual restating adjustment. In that regard, you should provide separate discussion of the restatement s for the error in the valuation of the common shares, the incorrect acquisition date, the failure to appropriately identify intangible assets and any other restated item. In addition, please explain the adjustments that resulted in the changes to net revenue and cost of revenue for 2004 and the related party.

We have revised the report accordingly.

Form 10-K for the fiscal year ended December 31, 2006

Management’s Discussion and Analysis or Plan of Operations, page 12

Results of Operations, page 12

Net Sales, page 13

14.
Please revise to provide a full explanation of all significant reasons for 23% decrease in legacy business revenues in 2006. The statement attributing the decrease to “demand” is not sufficient. You should also fully describe any known trends that you expect to negatively impact sales realized by the legacy business as required by Item 303(b) if Regulation S-B. In addition please revise to disclose the impact on sales from the acquisition of Galaxy View during 2006.

Net sales

Net sales for the year ended December 31, 2006 totaled $12,215,376 compared to $12,742,088 for the year ended December 31, 2005, a decrease of $526,712 or approximately 4.1%.

Total sales from E’Jenie were $9,854,954 in 2006 as compared to $12,742,088 in 2005, a decrease of $2,887,134 or approximately 22.7%. The decrease in sales for E’Jenie was due to decrease in demand from our customers as a result of increased competition and also due to the appreciation of our local currency (RMB), cost of raw material and the change in export policy by China Government. All of our customers lost some purchase orders from abroad as result of those reasons and had to find other vendors who could offer products at a lower price, and also lower quality.

In accordance with SFAS 141, paragraph 51b and 58a the primary reasons for the acquisition was to diversify the Company and to acquire another line of business with proven growth and profitability. The acquisition of Galaxy View increased our net sales by $2,360,422 since June 28, 2006.

15.
In addition please revise to discuss the impact of the net sales loss of Galaxy view during 2006. We reference the disclosure on page 12 of the audited financial statements which attributes the goodwill impairment to the loss of customers. Known trends that may negatively impact sales and profits should be disclosed and described in MD&A as required by Item 303(b) of Regulation S-B. Appropriately expand your disclosure to address known negative trends. Also expand MD&A to disclose when management began to consider selling Galaxy View, when management became aware of the loss if the customers and the expected impact in sales and profits.

B. Appropriately expand your disclosure to address known negative trends. Also expand MD&A to disclose when management began to consider selling Galaxy View, when management became aware of the loss of the customers and the expected impact on sales and profits.

A. The Company performed an impairment test related to goodwill arising from its acquisitions of E’Jenie and Galaxy and concluded that there was impairment as to the carrying value of goodwill as of December 31, 2006 for Galaxy. The Company evaluated value of the subsidiary based upon market value and expected present value of future cash flows and recorded an impairment of $3,779,181.

B. The Company prepares annual forecasts and is reviewed and modified as needed annually. The Company tests for impairment annually after the third quarter or as needed. During the first quarter of 2007, our two largest customers, China mobile and China Unicom changed their purchase procedures. In the past, purchase orders were made by their local branch offices based on their needs and demand. The change now only allowed their main head office to place purchase orders from their selected vendors. They evaluated all vendors based on their criteria and unfortunately Sono Digital was not selected as one of their vendors. With the loss of the two largest users of our products, and the fact that the telecom industry in China was a monopoly, there was no longer a market for our products.

Once the decision was made by our two largest customers, the Company discussed and considered selling Galaxy View.

Cost of Sales, page 13

16.
Please revise to discuss gross margin or cost of sales as percentage of revenues for each period. You should describe the factors that are responsible for the changes in the ratios from period to period. Please provide separate discussion for the two opening segments.

Cost of Sales

Total cost of sales for the year ended December 31, 2006 was $7,980,579 or approximately 65.3% of net sales compared to $8,971,859 for the year ended December 31, 2005, a decrease of $991,280 or approximately 11%.

Total cost of sales for E’Jenie was $6,986,873 in 2006 as compared to $8,971,859 in 2005, a decrease of $1,984,986 or approximately 22.1%. The decrease was due to decrease in net sales for E’Jenie for the year ended December 31, 2006.

Total cost of sales for Galaxy was $993,706 since the date of acquisition on June 28, 2006 or approximately 42.1% of net sales for Galaxy View.

Operating Expenses, page 13

17.
We do not see where you have fully discussed the reasons for and the impact of the goodwill impairments on operating expenses for both periods. The disclosure should address the reasons for the impairments recognized 2005 and 2006. As well as the reasons for significantly more impairment during 2006. Your disclosure should focus on the business and operational factors that led to the impairment, not accounting mechanic of the calculation. As necessary address factors specific to the individual segments.

Operating Expenses

Operating expenses for the year ended December 31, 2006 totaled $5,273,571 or approximately 43.2% of net sales compared to $2,581,982 or approximately 20.3% for the year ended December 31, 2005, an increase of $2,691,589 or approximately 104.2%. The increase in operating expenses was primarily due to the impairment loss of $3,779,181 for the year ended December 31, 2006 and due to the increase in accounting and, legal, and other professional fees related to the SEC comment letters related to our financial statements and additional general and additional expense from Sono of $150,135 that was not included in the December 31, 2005 numbers.

The Company in 2006 recognized impairment loss of $3,779,181 as compared to $1,213,843 in 2005. The impairment loss for 2006 was primarily due to the restructuring of their purchasing procedures for two of our largest customers, China mobile and China Unicom. In late 2006, these customers decided to restructure their purchase procedures to take all of their purchase order from their local branch offices to their main office. The change will have significant impact on our future revenue as new contacts and relationships will have to be made and also because we will be competing with other vendors, who already have established business relationship with the main office.

In 2005, the Company recognized impairment loss of $1,213,843 due to increased competition in pricing and market share, and also due to the decrease in operating profits and cash flows that were originally forecasted; the Company revised the future forecasts. Based on the revised forecasts, a goodwill impairment loss of $1,213,843 was recognized as of December 31, 2005.

Liquidity and Capital Resources, page 14

18.
We see that the discussion of liquidity identifies a decrease in accounts receivable and an increase in accounts payable as factors in part responsible for the increase in net cash provided by operating activities. However, it appears as though accounts receivable actually increased from $2.2 million at December 31, 2005 to $4 million in December 31, 2006. We also see that accounts payable decrease slightly from December 31, 2005 to December 31, 2006. Please appropriately clarify the discussion of cash flows from operating activities. As necessary to clarify, address the impact of the Galaxy View acquisition on operating cash flows and the cash flow statement for 2006.

The discussions on the liquidity and capital resource are from the statement of cash flow, which includes the beginning balance for Galaxy View from the date of acquisition, June 28, 2006. The changes in balance on the consolidate balance sheet for 2005 and 2006 will not agree with the changes discussed in this section.

Our primary source of liquidity as of December 31, 2006 is our cash on hand and accounts receivable. Net cash provided by operations for the year ended December 31, 2006 was $2,195,422 as compared to net cash provided by operations of $2,087,181 during the same period in 2005. The increase in net cash provided by operating activities was a result of the decrease in accounts receivable and increased in accounts payable. Our cash and cash equivalents were $1,074,835 and $2,061,213 as of December 31, 2006 and 2005, respectively. Our current assets totaled $5,523,446 on December 31, 2006. Our current liabilities were $1,270,564on December 31, 2006. Working capital was $4,252,882 as of December 31, 2006.

Net cash used in investing activities totaled $3,327,187for the year ended December 31, 2006, compared with $535,843 for the same period in 2005. The net cash change was $(986,378) and $1,624,087 for the year ended December 31, 2006 and 2005, respectively.

The accounts receivable did increase from $2.2 million as of December 31, 2005 to $4 million as of December 31, 2006. The increase was due to the additional accounts receivable balance from Galaxy that was not included in 2005.

19.	The discussion of liquidity should also address the impact of the Galaxy View acquisition. Please revise as appropriate.

Please note our response to comment 18.

20.	Please expand to disclose why receivable significantly increase from 2005 to 2006 while sales decreased.

Please note our response to comment 18.

Item 8A. Controls and Procedures, page 15

21.
Give the magnitude and scope of the errors leading to restatement of the financial statements for all periods since purchase of Billion it does not appear appropriate to conclude that disclosure controls and procedures are effective. Please revise the conclusion or provide us a comprehensive analysis to support any assertion that controls and procedures are effective.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), as of December 31, 2006. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were ineffective.

Consolidated financial Statements

Note B. Summary if Significant Accounting Policies, page 6

Goodwill, Page10

22.
Please revise to identify your reporting units to describe the two-step method for impairment assessment and to state how you determine whether impairment exists (e.g. how you determine “market value” of reporting units). Also, disclose the date of your annual impairment test.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries. Under Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets (“SFAS 142”),” goodwill is no longer amortized, but tested for impairment upon first adoption and annually, thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company assesses goodwill for impairment annually after the third quarter or as needed in accordance with SFAS 142.

The Company incurred losses and also the revenue of the Company reduced significantly during the year ended December 31, 2006. The decrease in sales for E’Jenie was due to decrease in demand from our customers as a result of increased competition and also due to the appreciation of our local currency (RMB), cost of raw material and the change in export policy by China Government. For Galaxy, in late 2006, two of our largest customers decided to restructure their purchase procedures to take all of their purchase order from their local branch offices to their main office. The change has a significant impact on our future revenue as new contacts and relationships will have to be made and also because we will be competing with other vendors, who already have established business relationship with the main office.

The above mentioned conditions had the Company perform an impairment test related to goodwill arising from its acquisitions of E’Jenie and Galaxy. The Company concluded that there was impairment as to the carrying value of goodwill as of December 31, 2006 for Galaxy. The Company evaluated value of the subsidiary based upon market value and expected present value of future cash flows and recorded an impairment of $3,779,181.

The Company prepares annual forecasts and is reviewed and modified as needed annually. The Company tests for impairment annually after the third quarter or as needed. During the first quarter of 2007, our two largest customers, China mobile and China Unicom changed their purchase procedures. In the past, purchase orders were made by their local branch offices based on their needs and demand. The change now only allowed their main head office to place purchase orders from their selected vendors. They evaluated all vendors based on their criteria and unfortunately Sono Digital was not selected as one of their vendors. With the loss of the two largest users of our products, and the fact that the telecom industry in China was a monopoly, there was no longer a market for our products.

Once the decision was made by our two largest customers, the Company discussed and considered selling Galaxy View.

Note C. Goodwill and intangible Assets (Restated), page 12

23.	Please revise to provide a roll forward of goodwill to separately show the addition of goodwill from the acquisition of Galaxy View and the impairment recognized during 2006.

Goodwill

As of December 31, 2006, the Goodwill comprised of the following:

Goodwill

Balance as of 12/31/03	$-
Acquisition of Billion	8,253,436

Balance as of 12/31/04	8,253,436
Impairment of Billion in 2005	(1,213,843)

Balance as of 12/31/05	7,039,593
Acquisition of Galaxy View in 2006	5,101,909
Impairment of Galaxy View in 2006	(3,779,181)

Balance as of 12/31/06	$8,362,321

The Company incurred losses and also the revenue of the Company reduced significantly during the year ended December 31, 2006. The decrease in sales for E’Jenie was due to decrease in demand from our customers as a result of increased competition and also due to the appreciation of our local currency (RMB), cost of raw material and the change in export policy by China Government. For Galaxy, in late 2006, two of our largest customers decided to restructure their purchase procedures to take all of their purchase order from their local branch offices to their main office. The change has a significant impact on our future revenue as new contacts and relationships will have to be made and also because we will be competing with other vendors, who already have established business relationship with the main office.

The above mentioned conditions had the Company perform an impairment test related to goodwill arising from its acquisitions of E’Jenie and Galaxy. The Company concluded that there was impairment as to the carrying value of goodwill as of December 31, 2006 for Galaxy. The Company evaluated value of the subsidiary based upon market value and expected present value of future cash flows and recorded an impairment of $3,779,181.

The Company prepares annual forecasts and is reviewed and modified as needed annually. The Company tests for impairment annually after the third quarter or as needed. During the first quarter of 2007, our two largest customers, China mobile and China Unicom changed their purchase procedures. In the past, purchase orders were made by their local branch offices based on their needs and demand. The change now only allowed their main head office to place purchase orders from their selected vendors. They evaluated all vendors based on their criteria and unfortunately Sono Digital was not selected as one of their vendors. With the loss of the two largest users of our products, and the fact that the telecom industry in China was a monopoly, there was no longer a market for our products.

Once the decision was made by our two largest customers, the Company discussed and considered selling Galaxy View.

24.	We see that you recorded impairment to goodwill during the year ended December 31, 2006. Please revise to provide the disclosures required by paragraph 47 of SFAS 142, including:

•
A description of the facts and circumstances leading to the impairment. This discussion should focus on the business and operational factors that led to the impairment, including how the prospects and expectations changed from when the goodwill was originally recorded;

•	The amount of the impairment loss and method of determining the fair value of the associated reporting unit;

•	If the loss has not yet been finalized, that fact and the reasons therefore.

The Company performed an impairment test related to goodwill arising from its acquisitions of E’Jenie and Galaxy and concluded that there was impairment as to the carrying value of goodwill as of December 31, 2006 for Galaxy. The Company evaluated value of the subsidiary based upon market value and expected present value of future cash flows and recorded an impairment of $3,779,181.

The Company prepares annual forecasts and is reviewed and modified as needed annually. The Company tests for impairment annually after the third quarter or as needed. During the first quarter of 2007, our two largest customers, China mobile and China Unicom changed their purchase procedures. In the past, purchase orders were made by their local branch offices based on their needs and demand. The change now only allowed their main head office to place purchase orders from their selected vendors. They evaluated all vendors based on their criteria and unfortunately Sono Digital was not selected as one of their vendors. With the loss of the two largest users of our products, and the fact that the telecom industry in China was a monopoly, there was no longer a market for our products.

Once the decision was made by our two largest customers, the Company discussed and considered selling Galaxy View.

25.
We see that you acquired land rights during 2006. Please revise to disclose the nature of the land rights, including when you purchase the rights, how the purchase was paid and how you are using those rights. In addition, we do not see where this acquisition is reflected on the cash flow statement. Please advise.

During the year ended December 31, 2006, E’Jenie purchased the two facilities that they were previously leasing. The cost of the acquisition was approximately $1,031,956. Of that amount $515,978 was recorded as an intangible asset as land rights. Because the laws of the People’s Republic of China does not allow for ownership of land, the Company received a Certificate of Real Estate from the Ministry of Land and Resources for the use of the land.

The amount paid for the acquisition of the land is included in the statement of cash flow under the investing activities as acquisition of property and equipment.

Note E. Stock Exchange Agreements, page 14

26.
Please revise to include a schedule showing the components of the purchase price, including the amount attributed to cash, equity shares, direct costs, etc. Please also include a discussion of how you valued the preferred shares issued and the basis for determining that value. Please also disclose the amount and nature of any direct costs included in the purchase price. Refer to paragraph 51 of SFAS 141.

Please note the components of the purchase price of $6,787,879 million:

On June 28, 2006 the Company completed the purchase of Galaxy View, which owns all of the issued and outstanding shares of Sono. By acquiring all of the outstanding capital stock of Galaxy View and Sono in exchange for $3,000,000 and 7,575,757 shares of the Company’s Series A-1 Convertible Preferred Stock. The acquisition was accounted for using the purchase method of accounting and, accordingly, Galaxy View’s and Sono’s results of operations have been included in the consolidated financial statements since the date of acquisition. As of December 31, 2006, the preferred stock was issued and recorded at a value of $3,787,879 in the books of the Company.

Total cash paid for the acquisition of Billion	$3,000,000
7,575,757 Series A-1 Convertible preferred shares at $0.50 per share	3,787,879
Total Investment Cost	$6,787,879

In accordance with SFAS 141, in particular paragraph 20 to 23, the Company used the quoted market price as of June 28, 2006 to determine the cost of the shares issued for the acquisition of Galaxy View.

27.
Please also revise to disclose the factors leading to a purchase price resulting in goodwill. Your disclosure should focus on the business reasons for purchase price in excess of fair value of the net assets acquired, not the mechanics of the purchase price allocation. In that regard, disclose what you expected the Galaxy View operation to contribute to your business, Refer to paragraph 51(b) and 58(a) of SFAS 141.

During 2006, E’Jenie did not know the potential impact of the changes made in the export policies by China Government. The Company was concerned and wanted to find another company with growth potential and a company that would not be impacted by the change in export policies. Galaxy View was both profitable and would not be impacted by the change in export policies. Galaxy View increased its revenue from approximately $1.6 million in 2004 to approximately $5.4 million in 2005 and anticipated similar growth in the future. Management believed at the time of acquisition that Galaxy View would not only diversify the Company’s operation but also acquire another line of business with proven growth and profitability.

Based on the growth potential, the Company had to pay a premium to entice the shareholders of Galaxy View to sell their shares.

Note K, Stock Options (Restated), page 16

28.
Please revise to quantify the expense recorded for the stock option for 150,000 shares issued to a consultant in March 2006. We do not see any amount reflected on the consolidated statement of stockholders’ equity/ (deficit) for the year ended December 31, 2006. Please advise.

The Company issued 150,000 stock options to a consultant in March 2006 which was valued at $62,721. The Company did not record the transaction in 2006. However, subsequently, on discovering the error, the Company recorded the expense in the year 2007. The Company did not restate the financial statements for not recording the expense as the amount was immaterial. The Company considered the guidance provided by SAB 99 and SAB 108 to analyze the materiality of the item.

SAB 99 provides guidance in applying materiality thresholds to the preparation and audit of financial statements filed with the SEC. Per SAB 99, the combined effect of uncorrected misstatements on various financial statement components (amounts, subtotals, or totals) should be compared to the amount that the auditor considers material to the financial statements taken as a whole. The Company considered qualitative factors, as well as quantitative results, while making materiality judgments.

The Company also considered SAB 108 which states the SEC staff’s belief that a company’s “materiality evaluation of an identified unadjusted error should quantify the effects of the identified unadjusted error on each financial statement and related financial statement disclosures” and that the quantification should not be limited to “the effects of the identified unadjusted error that arose in the current year income statement.” This means that in quantifying the effect of a misstatement both the rollover and iron curtain approaches should be used. The financial statements would require adjustment when either approach results in quantifying a misstatement that is material. SAB No. 108 requires that the effect of prior-period waived adjustments on the current period financial statements be quantified using both the iron curtain and the rollover approach.

Based upon above criteria, the Company determined the overall impact on the financial statements of 2006 and 2007 as immaterial and therefore, did not restate prior period financial statements.

Note O, Segment Reporting, page 18

29.
We see that the loss allocated to U.S. or the corporate shell is significant. Please revise to describe the expenses allocated to the U.S. comprising the loss. Please also apply to all subsequent Forms 10-QSB.

The losses on the U.S. shell were mainly due to the $3,779,181 goodwill impairment and $332,915 amortization expense recognized as of December 31, 2006.

Information about operations by operating segment for the year ended December 31, 2006 is as follows:

December 31, 2006	Battery	Hi-Tech
	Component	Telecommunication	U.S	Total
Revenues	$9,854,954	$2,360,422	$-	$12,215,376
Intersegment sales	-	-	-	-
Income (loss) before taxes	2,561,485	1,227,215	(4,968,183)	(1,179,483)
Depreciation and amortization	176,002	6,827	332,915	515,744
Interest expense	45,868	(246)	127,208	172,830
Goodwill impairment	-	-	3,779,181	3,779,181
Interest income	19,945	5,082	-	25,027

Note Q, Restatements, Page 19

30.
Please revise to disclose each separate adjustment made to the financial statements and the impact on each line item of the financial statements. You should show the original reported balances, the effect of each individual restatement adjustment and the “as restated” balances. Please also describe and quantify and other changes or reclassifications made in corrections with the restatements.

We have revised the report to disclose each separate adjustment made to the financial statements and the impact

31.
As a related matter, you should provide clear narrative explaining the specific reasons for, and the financial impact or, each individual restating adjustment. In that regard, you should provide separate discussion of the restatements for the error in the valuation of the common shares, the incorrect acquisition date, the failure to appropriately identify intangible assets and any other restate items.

We have revised the report to provide clear narrative explaining the specific reasons for, and the financial impact or, each individual restating adjustment.

Note R. Subsequent Events (Restated), page 22

32.
Please provide to disclose why you decided to sell Galaxy less than one year after the acquisition. Please also discuss why the sales price is substantially less than the price you paid to acquire Galaxy View in June 2006.

During the first quarter of 2007, our two largest customers, China mobile and China Unicom changed their purchase procedures. In the past, purchase orders were made by their local branch offices based on their needs and demand. The change now only allowed their main head office to place purchase orders from their selected vendors. They evaluated all vendors based on their criteria and unfortunately Sono Digital was not selected as one of their vendors. With the loss of the two largest users of our products, and the fact that the telecom industry in China was a monopoly, there was no longer a market for our products.

Once the decision was made by our two largest customers, the Company discussed and considered selling Galaxy View. The Company did not have any other choice but to dispose the Galaxy View and felt that the amount received was the best offer that the Company could have received.

  Form 10-QSB for the fiscal quarter ended September 30, 2007

Consolidated Statement of Operations, page F-4

33.
Since you have disposed of the Galaxy View segment, please tell us why the goodwill impairment related to Galaxy View is not presented in discontinued operations. Explain how your presentation is appropriate under SFAS 144.

We have revised the report accordingly.

34.
Please tell us why bad debt recovery should not be presented in income/loss from operations, since it is related to your operations. If this recovery is related to Galaxy View, please classify in discontinued operations in accordance with SFAS 144.

We have revised the report accordingly.

35.
Please note that under paragraph 43 of SFAS 144, all revenues, expenses, gains and losses related to discontinued operations should be reported in discontinued operations for all periods presented. Please revise.

We have revised the report accordingly.

Consolidated Statement of Cash Flows, page F-5

36.	Under investing activities, please show us the components of the amount attributed to continuing operations and the amount attributed to discontinued operations.

Amount attributed to continuing operations represents cash balance at the time the subsidiary was disposed.

37.	Under financing activities, please tell us where the $388,745 loan from related party is presented on the consolidated balance sheet. Revise the filing as necessary to clarify.

The amount was incorrectly entered; the amount was part of the accounts payable balance that was recorded incorrectly. The statement of cash flows has been revised.

Note C. Goodwill and Intangible Assets, page F-11

38.
We see the significant decrease in sales for the E’Jenie business in 2007. Please tell us how you determined that the goodwill and the intangible assets from that business, including customer relationships were not impaired as of September 30, 2007. Please provide us with your analysis under SFAS 142 and SFAS 144.

The Company prepares annual forecasts and is reviewed and modified as needed annually. The Company tests for impairment annually after the third quarter or as needed. The Company projected for the decrease in revenue for 2007 in their revised forecast as of December 31, 2006 and recorded their impairment as of December 31, 2006 for future decrease in revenue.

39.	Please revise to provide a roll -forward of goodwill to separately show the impairment recognized during 2007 and the disposition of goodwill with the sale of Galaxy View.

Goodwill

As of September 30, 2007, the Goodwill comprised of the following:

Goodwill

Balance as of 12/31/03	$-
Acquisition of Billion	8,253,436

Balance as of 12/31/04	8,253,436
Impairment of Billion in 2005	(1,213,843)

Balance as of 12/31/05	7,039,593
Acquisition of Galaxy View in 2006	5,101,909
Impairment of Galaxy View in 2006	(3,779,181)

Balance as of 12/31/06	8,362,321
Impairment of Galaxy View in 2007	(1,295,556)
Loss on sale of Galaxy View	(27,172)

Balance as of 9/30/07	$7,039,593

The Company disposed off Galaxy View on April 24, 2007 and recorded an impairment of goodwill of $1,295,556 on the Galaxy acquisition based on the recoverable value of the entity on the end of March 2007 and booked the rest of goodwill when the company disposed Galaxy View on April 24, 2007.

Note D. Disposed Entity, page F-11

40.	Please revise to provide all of the disclosures required by paragraph 47 of SFAS 144, including:

•
A description of the facts and circumstances leading to the expected disposal and, if not separately presented on the fact of the financial statements, the carrying amount of the major classes of assets and liabilities included as part of the disposal group;

•	Amounts of revenue and pretax profit or loss reported in discontinued operations;

•	Segment in which long-lived assets is reported under Statement 131.

Note D - DISPOSED ENTITY

During the first quarter of 2007, our two largest customers, China mobile and China Unicom changed their purchase procedures. In the past, purchase orders were made by their local branch offices based on their needs and demand. The change now only allowed their main head office to place purchase orders from their selected vendors. They evaluated all vendors based on their criteria and unfortunately Sono Digital was not selected as one of their vendors. With the loss of the two largest users of our products, and the fact that the telecom industry in China was a monopoly, there was no longer a market for our products.

Once the decision was made by our two largest customers, the Company discussed and considered selling Galaxy View.

On April 24, 2007, the Company entered into an Agreement on Transfer of Shares of Galaxy View with Liu Changqing and Wang Feng (collectively, the Purchasers”) for the sale of our wholly-owned subsidiary Galaxy View (the “Agreement”). Changqing purchased a 60% interest and Feng will purchase a 40% interest in Galaxy View. In exchange for all of the outstanding shares of Galaxy View, the Purchasers agreed to pay $3,000,000 USD as consideration for the acquisition. We entered into promissory notes with the Purchasers for payment of their share of the $3,000,000 which is due within 90 days of April 24, 2007. If payment is not made within 90 days, the promissory notes will accrue interest at 18% per annum from the closing date. As of September 30, 2007, the amount has been paid in full.

Following is the detail information for loss on disposal of Sono:

Disposal consideration		$(3,000,000)

Sono Digital
Cash	2,583,914
Accounts receivable	446,418
Other assets	44,386
Fixed assets	45,042
Accounts payable and accrued expenses	(111,297)

Net assets of Sono at disposal		3,008,463

Goodwill		27,172

Loss on disposal of Sono		$(35,635)

Loss from discontinued operations		$(37,578)

The Company had two principal operating segments which were: battery components manufacturer and supplier of 3G telecommunications equipment, and supplier of hi-tech telecommunication equipment to the telecommunications industry. These operating segments were determined based on the nature of the products offered. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company's chief executive officer and chief financial officer have been identified as the chief operating decision makers. The Company’s chief operating decision makers direct the allocation of resources to operating segments based on the profitability, cash flows, and other measurement factors of each respective segment.

The Company disposed off the supplier of 3G telecommucations equipment, Galaxy, during the six month period ended June 30, 2007 and has determined that the battery components manufacturer is the only reportable segment. The operations of Galaxy have been presented separately, as discontinued operations, in the accompanying financial statements. The loss of discounting operations during the periods ended June 30, 2007 was $37,578 and the loss on disposal of Galaxy was $35,635.

Note O, Segment Reporting, page F-15

41.	Please revise the segment disclosures to properly reflect all of the Hi-Tech telecommunications (Galaxy View) segment as discontinued operations for all periods presented.

The Company evaluates performance based on several factors, of which the primary financial measure is business segment income before taxes. The segments’ accounting policies are the same as those described in the summary of significant accounting policies. The following table shows the operations of the Company's reportable segments:

	2007	2006
Revenues
Battery component	$2,344,350	$8,427,040
Hi-Tech telecommunication (discontibued operations)	-	1,815,913
US shell (head quarter)	-	-
Total	$2,344,350	$10,242,953

Income (loss) before taxes from continuing operations:
Battery component	$(80,942)	$2,268,947
Hi-Tech telecommunication (discontibued operations)	-	955,065
US shell (head quarter)	(730,598)	(872,002)
Total	$(811,540)	$2,352,010

Identifiable assets:
Battery component	$8,709,367	$6,669,628
Hi-Tech telecommunication (discontibued operations)	-	3,079,934
US shell (head quarter)	7,219,222	8,392,687
Total	$15,928,589	$18,142,249

Depreciation and amortization:
Battery component	$168,058	$136,125
Hi-Tech telecommunication (discontibued operations)	-	3,380
US shell (head quarter)	249,687	-
Total	$417,745	$139,505

Capital expenditures:
Battery component	$60,150	$22,586
Hi-Tech telecommunication (discontibued operations)	-	-
US shell (head quarter)	-	-
Total	$60,150	$22,586

(1) Total identifiable assets are the owned or allocated assets used by each business. Corporate assets consist of cash and cash equivalents, unallocated fixed assets of support divisions and common facilities, and certain other assets.

(2) Capital expenditures and depreciation and amortization expense include items attributable to the unallocated fixed assets of support divisions and common facilities.

Also, because all of the Company’s sales are derived from the sales of products outside of the United States, all long-lived assets are located outside the United States.

Item 2. Management’s Discussion and Analysis or Plan of Operation. Page 17

Result of Operations for the three months and nine months ended September 30, 2007 and 2006

42.
Please revise the statement of operations tables for the three and nine months ended September 30, 2007 to appropriately show discontinued operations for all periods presented in accordance with SFAS 144. The discussion of the results of operations should be adjusted to reflect appropriate classifications of the discontinued operations.

    We have revised the report accordingly.

43.
Please revise to include a discussion of loss from discontinued operations from the disposal of Galaxy View. The discussion should address the reasons for the disposition, why the business did not perform as expected, and why you sold the business for significantly less than what you acquired the business during 2006.

    We have revised the report accordingly.

Net Sales, Page 17

44.
Please revise to provide a detailed and specific explanation for the significant decrease in E’Jenie business revenues. Your discussion should also fully describe known trends that have negatively impacted sales and profits from the legacy business. The reason for the continuing decrease in sales should be clearly identified and discussed. Note that the results of operations of Galaxy View would not impact this discussion, as all results of operation of Galaxy View should be reported in discontinued operations under SFAS 144.

We have revised the report accordingly.

Liquidity and Capital Resources, page 20

45.
In light of the going concern, please revise to provide expanded disclosure of your current liquidity, including available cash and source of funding. Please discuss whether you can continue to fund your business from operations. Your discussion should be specific.

LIQUIDTY AND CAPITAL RESOURCES

Cash has historically been generated from operations, excluding impairment. Operations and liquidity needs were funded primarily through cash flows from operations and short-term borrowings. Cash and cash equivalents were $4,421,552 at September 30, 2007 and current assets totaled $4,894,735 at September 30, 2007. The Company's total current liabilities were $901,595 at September 30, 2007. Working capital at September 30, 2007 was $3,993,140. During the nine month periods ended September 30, 2007, net cash provided by operating activities was $2,573,000.

Net cash provided by (used in) investing activities totaled $318,089 for the nine month periods ended September 30, 2007, compared with $(2,314,649) for the same periods ended September 30, 2006. The net cash change was $3,346,717 and $(900,692) for the nine month periods ended September 30, 2007 and 2006, respectively.

We will continue to evaluate alternative sources of capital to meet our growth requirements, including other asset or debt financing, issuing equity securities and entering into other financing arrangements. There can be no assurance, however, that any of the contemplated financing arrangements described herein will be available and, if available, can be obtained on terms favorable to us.

The sale of Galaxy View for $3 million dollar has helped our cash balance and our working capital. The Company's current operations do not generate sufficient cash to cover its operating costs. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company has taken certain restructuring steps to provide the necessary capital to continue its operations. These steps included: 1) acquire profitable operations through issuance of equity instruments, 2) to continue actively seeking additional funding and restructure the acquired subsidiaries to increase profits and minimize the liabilities.

Item 3. Controls and Procedures, page 21

46.
Give the magnitude and scope of the errors leading to restatement of the financial statements for all periods since purchase of Billion it does not appear appropriate to conclude that disclosure controls and procedures are effective. Please revise the conclusion or provide us a comprehensive analysis to support any assertion that controls and procedures are effective.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), as of September 30, 2007. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were ineffective.

Form 10-QSB/A for the fiscal quarter ended June 30, 2007.

Consolidated Financial Statements

47.	We see that the financial statements have been restated. Please revise to clearly label each of the basic financial statements as “restated”.

    We have clearly labeled each of the basic financial statements as “restated.”

Consolidated Statements of Operations

48.
Please apply all of the comments related to the discontinued operations presentations to the Form 10-QSB for the fiscal quarter ended September 30, 2007 and revise as necessary to comply with SFAS 144.

We have applied all of the comments related to the discontinued operations presentations to the Form 10-QSB for the fiscal quarter ended September 30, 2007 and revised as necessary to comply with SFAS 144.

Consolidated Statements of Cash Flows

49.	Please tell how the $3 million promissory note for the sale of Galaxy View is presented in the consolidated statement of cash flows.

We have disclosed the information as a non cash transaction.

Note Q, Restatements

50.
Please revise to disclose each separate adjustment made to the financial statements and the impact on each line item of the financial statements. You should show the original reported balances, the effect of each individual restatement adjustment and the “as restated” balances. Please also describe and quantify and other changes or reclassifications made in corrections with the restatements.

We have revised the report accordingly.

51.
As a related matter, you should provide clear narrative explaining the specific reasons for, and the financial impact or, each individual restating adjustment. In that regard, you should provide separate discussion of the restatements for the error in the valuation of the common shares, the incorrect acquisition date, the failure to appropriately identify intangible assets and any other restate items. In addition, please explain the adjustments that resulted in the changes to foreign currency translation and general and administrative expense.

We have revised the report accordingly.

52.
Give the magnitude and scope of the errors leading to restatement of the financial statements for all periods since purchase of Billion it does not appear appropriate to conclude that disclosure controls and procedures are effective. Please revise the conclusion or provide us a comprehensive analysis to support any assertion that controls and procedures are effective.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), as of September 30, 2007. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were ineffective.

Form 10-QSB/A for the fiscal quarter ended March 31, 2007.

Consolidated Statements of Operations

53.
We see from Note C that you have recorded approximately $1.3 million of goodwill impairment related to Galaxy View in the three months ended March 31, 2007, if there was a plan in place prior to March 31, 2007 that meets the criteria for discontinued operations reporting under SFAS 144, this amount should be reclassified to loss from entity held for sale (discontinued operations), in accordance with paragraph 43 of the standard.

There was no plan in place prior to March 31, 2007. Because of the loss of business for Sono, the Company spent all its efforts to find a buyer for the Galaxy and Sono and on April 24, 2007, the Company entered into an Agreement on Transfer of Shares of Galaxy View with Liu Changqing and Wang Feng (collectively, the Purchasers”) for the sale of our wholly-owned subsidiary Galaxy View (the “Agreement”). Changqing purchased a 60% interest and Feng will purchase a 40% interest in Galaxy View. In exchange for all of the outstanding shares of Galaxy View, the Purchasers agreed to pay $3,000,000 USD as consideration for the acquisition.

Note P. Entity Held for Sales

54.	Please revise to include a detailed description of the facts and circumstances leading to the expected disposal of Galaxy View, as required by paragraph 47 of SFAS 144.

During the first quarter of 2007, our two largest customers, China mobile and China Unicom changed their purchase procedures. In the past, purchase orders were made by their local branch offices based on their needs and demand. The change now only allowed their main head office to place purchase orders from their selected vendors. They evaluated all vendors based on their criteria and unfortunately Sono Digital was not selected as one of their vendors. With the loss of the two largest users of our products, and the fact that the telecom industry in China was a monopoly, there was no longer a market for our products.

Once the decision was made by our two largest customers, the Company discussed and considered selling Galaxy View.

Note Q, Restatements

55.
Please revise to disclose each separate adjustment made to the financial statements and the impact on each line item of the financial statements. You should show the original reported balances, the effect of each individual restatement adjustment and the “as restated” balances. Please also describe and quantify and other changes or reclassifications made in corrections with the restatements.

We have revised the report accordingly.

56.
As a related matter, you should provide clear narrative explaining the specific reasons for, and the financial impact or, each individual restating adjustment. In that regard, you should provide separate discussion of the restatements for the error in the valuation of the common shares, the incorrect acquisition date, the failure to appropriately identify intangible assets and any other restate items. In addition, please explain the adjustments that resulted in the changes to foreign currency translation and general and administrative expense, including those adjustments related to stock options.

We have revised the report accordingly.

Item 2. Management’s Discussion and Analysis or Plan of Operation. Page 19

Result of Operations

Net Sales

57.
We see from page 16 that Galaxy View did not generate any revenue during the three months ended March 31, 2007. Please revise to provide clear disclosure of the circumstances that resulted in the significant decrease in revenues. You should discuss known trends and how those trends impacted sales, profits and your decision to sell Galaxy View. Refer to Item 303(b) of Regulation S-B.

During the first quarter of 2007, our two largest customers, China mobile and China Unicom changed their purchase procedures. In the past, purchase orders were made by their local branch offices based on their needs and demand. The change now only allowed their main head office to place purchase orders from their selected vendors. They evaluated all vendors based on their criteria and unfortunately Sono Digital was not selected as one of their vendors. With the loss of the two largest users of our products, and the fact that the telecom industry in China was a monopoly, there was no longer a market for our products.

Once the decision was made by our two largest customers, the Company discussed and considered selling Galaxy View.

Item 3. Controls and Procedures

58.
Give the magnitude and scope of the errors leading to restatement of the financial statements for all periods since purchase of Billion it does not appear appropriate to conclude that disclosure controls and procedures are effective. Please revise the conclusion or provide us a comprehensive analysis to support any assertion that controls and procedures are effective.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), as of March 31, 2007. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were ineffective.

Form 10-QSB/A for the fiscal quarter ended September 30, 2006.

Note P. Segment Reporting

59.	We see that total assets at September 30, 2006 do not agree with the total assets presented on the face of the balance sheet. Please revise. Refer to SFAS 131 for guidance.

The Company did not include the goodwill and other intangible assets. Amount has been revised to include all assets to reconcile to the face of the balance sheet.

Information about operations by operating segment for the three and nine months ended September 30, 2006 is as follows:

Three months ended September 2006	Battery	Hi-Tech
	Component	Telecommunication	U.S	Total

Revenues	$2,215,683	$1,815,913	$-	$4,031,596

Intersegment sales	-	-	-	-

Income (loss) before taxes	565,775	955,065	(285,900)	1,234,940
-

Depreciation and amortization	44,108	3,380	-	47,488

Interest expense	11,412	-	58,224	69,636

Interest income	6,687	1,825	-	8,512

Nine months ended September 2006	Battery	Hi-Tech
	Component	Telecommunication	U.S	Total

Revenues	$8,427,040	$1,815,913	$-	$10,242,953

Intersegment sales	-	-	-	-

Income (loss) before taxes	2,268,947	955,065	(872,002)	2,352,010
-
Total assets (1)	4,002,326	4,050,969	14,869,772	22,923,067

Property additions (2)	22,586	-	-	22,586

Depreciation and amortization	136,125	3,380	-	139,505

Interest expense	37,754	-	127,208	164,962

Interest income	17,284	1,825	-	19,109

Note O, Restatements

60.
Please revise to disclose each separate adjustment made to the financial statements and the impact on each line item of the financial statements. You should show the original reported balances, the effect of each individual restatement adjustment and the “as restated” balances. Please also describe and quantify and other changes or reclassifications made in corrections with the restatements.

We have revised the report accordingly.

61.
As a related matter, you should provide clear narrative explaining the specific reasons for, and the financial impact or, each individual restating adjustment. In that regard, you should provide separate discussion of the restatements for the error in the valuation of the common shares, the incorrect acquisition date, the failure to appropriately identify intangible assets and any other restate items. In addition, please explain the adjustments that resulted in the changes to loan payables, foreign currency translation and general and administrative expense, including those adjustments related to stock options.

We have revised the report accordingly.

Item 3. Controls and Procedures

62.
Give the magnitude and scope of the errors leading to restatement of the financial statements for all periods since purchase of Billion it does not appear appropriate to conclude that disclosure controls and procedures are effective. Please revise the conclusion or provide us a comprehensive analysis to support any assertion that controls and procedures are effective.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), as of September 30, 2006. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were ineffective.

Form 8K dated June 29, 2006

63.	Please file an amended Form 8-K, including the appropriate revisions after considerations of the comments below on the pro forma data.

We have revised the report accordingly.

Exhibit 99.3 - Pro Forma Data

64.
Please tell us why the pro forma adjustments do not include the issuance of purchase consideration. We see that you paid $3 million in cash as well as issued 7,575,757 shares of series A-1 convertible preferred stock. Please refer to Article 11 of Regulation S-X for the correct format presentation of pro forma financial statements. Each adjustment should be referenced to notes which clearly explain the adjustment and any assumptions involved. The adjustments should not be presented as “net.” Please revise as appropriate.

We have revised the report accordingly.

65.	Please expand the notes to the pro forma data to include a schedule showing the components of the purchase price, including the amount attributed to cash, equity shares, direct costs, etc.

We have revised the report accordingly.

66.
We do not see where you have responded to our letter dated August 7, 2007.  We also do not see where you have filed amended Forms 10-QSB for the quarterly periods ended June 30, 2006, March 31, 2006, September 30, 2005, June 30, 2005 and March 31, 2005.  Please file the required amendments as soon as possible or show us that you have obtained a waiver from the Office of the Chief Accountant of the Division of Corporate Finance.

The Company hereby requests a waiver from the Office of the Chief Accountant with respect to the filing of amended Forms 10-QSB for the quarterly period ended June 30, 2006, March 31, 2006, September 20, 2005, June 30, 2005, and March 31, 2005.

Finally, the Company acknowledges the following:

-should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA DIGITAL COMMUNICATION GROUP

By:	/s/ Zhongan Xu
Zhongan Xu
Chief Executive Officer and Chairman of the Board of Directors